                                                      RULE NO. 424(b)(3)
                                                      REGISTRATION NO. 333-23025
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT + +UNDER THE SECURITIES ACT OF 1933, AND IS SUBJECT TO COMPLETION OR AMENDMENT. + +THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO +
+THE DELIVERY OF A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS. THIS            +
+PRELIMINARY PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS SHALL NOT       +
+CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL  +
+THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,       +
+SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION +
+UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                                  +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED MARCH 20, 1997

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 18, 1997)

LOGO
$
  % Notes due 2002

$
  % Notes due 2007

Interest payable     and

The   % Notes due 2002 (the "2002 Notes") of Millipore Corporation (the
"Company") offered hereby will mature on     , 2002. The  % Notes due 2007 (the
"2007 Notes") of the Company offered hereby will mature on     , 2007. The 2002
Notes and the 2007 Notes are collectively referred to herein as the Notes.
Interest on the Notes is payable semiannually on      and      of each year,
commencing     , 1997. See "Description of Notes".

The Notes are not redeemable prior to maturity and are not subject to any sinking fund. The Notes are unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. See "Description of the Debt Securities" in the accompanying Prospectus. Unless otherwise indicated, defined terms used in this Prospectus Supplement have the meanings ascribed to them in the accompanying Prospectus.

The Notes will be represented by one or more Global Notes registered in the name of the nominee of The Depository Trust Company, which will act as the Depositary. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its direct and indirect participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes--Book-Entry System".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------
                              UNDERWRITING
               PRICE TO       DISCOUNTS AND  PROCEEDS TO THE
               PUBLIC(1)      COMMISSIONS(2) COMPANY(1)(3)
------------------------------------------------------------
Per 2002 Note    %              %              %
------------------------------------------------------------
Total          $              $              $
------------------------------------------------------------
Per 2007 Note    %              %              %
------------------------------------------------------------
Total          $              $              $
------------------------------------------------------------

(1) Plus accrued interest, if any, from   , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(3) Before deducting expenses payable by the Company, estimated at $   .

The Notes are offered subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriters. It is expected that delivery of the Notes will be made through the facilities of The Depository
Trust Company on or about    , 1997, against payment therefor in immediately
available funds.

J.P. MORGAN & CO.                                     CREDIT SUISSE FIRST BOSTON

   , 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR IN THE ACCOMPANYING PROSPECTUS IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT                          PAGE
                                                                            ----
Incorporation by Reference................................................   S-2
Summary...................................................................   S-3
Capitalization............................................................   S-6
Ratio of Earnings to Fixed Charges........................................   S-6
Use of Proceeds...........................................................   S-6
The Company...............................................................   S-7
Management................................................................  S-11
Selected Historical and Pro Forma Financial Information...................  S-13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-15
Description of Notes......................................................  S-18
Underwriting..............................................................  S-20
Legal Opinions............................................................  S-20

                                  PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company...............................................................     3
Factors That May Affect Future Results....................................     3
Ratio of Earnings to Fixed Charges........................................     4
Use of Proceeds...........................................................     5
Description of the Debt Securities........................................     5
Plan of Distribution......................................................    14
Experts...................................................................    15

                          INCORPORATION BY REFERENCE

  The Company's Annual Report on Form 10-K for the year ended December 31, 1996, and Current Report on Form 8-K/A dated March 17, 1997, at the time of filing of such reports with the Securities and Exchange Commission, modify and supersede all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Securities Exchange Act of 1934 and are incorporated by reference into this Prospectus, as supplemented.

                                    SUMMARY

  The following is a summary of certain information contained, or incorporated by reference, in this Prospectus, as supplemented. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements contained or incorporated by reference in this Prospectus, as supplemented. Unless the context otherwise requires, the terms "Millipore" or the "Company" mean Millipore Corporation and its subsidiaries, including, except where noted, the Amicon Separation Science Business of W.R. Grace & Co. ("Amicon") and Tylan General, Inc. ("Tylan").

                                  THE COMPANY

  Millipore is a leader in the field of membrane separations technology and develops, manufactures and sells products which are used primarily for the analysis, identification and purification of fluids. Millipore's products are based on a variety of membrane and other technologies that effect separations, principally through physical and chemical methods. Millipore is an integrated multinational manufacturer of these products. In 1996, Millipore had net sales of approximately $619 million and net income of approximately $44 million, after giving effect to a write-off for in-process research and development purchased from Amicon. During 1996, approximately 65% of Millipore's net sales were made to customers outside the United States.

  On December 31, 1996, Millipore acquired Amicon for a purchase price of approximately $129 million in cash (including transaction costs). Amicon develops, manufactures and sells molecular separation and purification products for the life science research laboratory and for pharmaceutical/biotechnology manufacturing applications. The technologies employed in its products consist primarily of membrane ultrafiltration and liquid chromatography. Amicon's 1996 revenues were approximately $57 million.

  Effective as of January 27, 1997, Millipore acquired all the shares of Tylan for approximately $133 million and assumed Tylan's outstanding debt, net of cash, of approximately $24 million. Tylan develops, manufactures, markets and sells a broad range of components used in the handling of process gases for the semiconductor industry. Tylan's 1996 revenues were approximately $148 million.

                                  THE OFFERING

Issuer..................  Millipore Corporation.

The Notes...............  $   aggregate principal amount of the  % Notes due
                          2002, and $    aggregate principal amount of the  %
                          Notes due 2007. The Notes will be unsecured unsubordinated obligations of the Company.

Maturity................       , 2002 for the 2002 Notes, and    , 2007 for the
                          2007 Notes.

Offering Price per          % of the principal amount thereof for the 2002
Note....................  Notes and  % of the principal amount thereof for the
                          2007 Notes, plus accrued interest in each case, if
                          any, from   , 1997.

Interest................  The 2002 Notes and 2007 Notes will bear interest at the rate of  % and  %, respectively, per annum from
                               , 1997. Interest on the Notes will be payable
                          semi-annually on     and       in each year (each an
                          "Interest Payment Date"), and at maturity, commencing
                             , 1997, to the holders of record on the close of
                          business on the preceding     or    , respectively.
                          Interest on the Notes will be calculated based upon a 360-day year consisting of twelve 30-day months. See "Description of Notes".

Ranking.................  The Notes rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

Use of Proceeds.........  The net proceeds to be received from the sale of the
                          Notes will be used by the Company to repay all its short-term indebtedness and a portion of its indebtedness outstanding under its revolving credit agreement. See "Use of Proceeds".

Form and Denomination...  Each of the 2002 Notes and 2007 Notes will be issued in minimum denominations of $1,000 and integral multiples thereof and will be represented by one or more Global Notes. Beneficial interests in the Global Notes will trade in The Depository Trust Company's Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in same-day funds.

Trustee.................  State Street Bank and Trust Company.

  For additional information concerning the Notes, and the definitions of certain capitalized terms used above, see "Description of Notes" in this Prospectus Supplement and "Description of the Debt Securities" in the accompanying Prospectus.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

                              FOR THE TWELVE MONTHS ENDED OR AT DECEMBER 31,
                          -----------------------------------------------------------
                                    PRO FORMA
                          1996(A)    1996(B)     1995      1994      1993      1992
                          --------  ---------- --------  --------  --------  --------
                                   (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA
Net sales...............  $618,735   $824,555  $594,466  $497,252  $445,366  $427,188
Cost of sales...........   249,443    371,372   243,849   212,675   193,575   195,462
                          --------   --------  --------  --------  --------  --------
Gross profit............   369,292    453,183   350,617   284,577   251,791   231,726
Selling, general and
 administrative
 expenses...............   202,140    270,177   195,026   159,591   145,647   142,701
Research and development
 expenses...............    38,429     55,488    36,515    34,327    34,952    32,953
Purchased research &
 development
 expense(c).............    68,311     68,311       --        --        --        --
                          --------   --------  --------  --------  --------  --------
Operating income........    60,412     59,207   119,076    90,659    71,192    56,072
Gain on sale of equity
 securities.............     5,329      5,329       --        --        --        --
Other income (expense),
 net....................       --      (1,275)      --    (10,800)      --     (2,415)
Interest income.........     2,780      2,780     1,682     4,091     4,069     6,888
Interest expense........   (11,498)   (31,705)  (10,623)   (7,035)  (12,038)  (14,692)
                          --------   --------  --------  --------  --------  --------
Income from continuing
 operations before
 income taxes...........    57,023     34,336   110,135    76,915    63,223    45,853
Provision for income
 taxes..................    13,401      7,937    24,781    17,306    14,225    10,317
                          --------   --------  --------  --------  --------  --------
Income from continuing
 operations before
 extraordinary item.....    43,622     26,399    85,354    59,609    48,998    35,536
Earnings (loss) from
 discontinued
 operations.............       --         --        --        --    (10,851)    2,715
Loss on disposal of
 discontinued
 operations(d)..........       --         --        --     (3,400)      --        --
                          --------   --------  --------  --------  --------  --------
Income before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............    43,622     26,399    85,354    56,209    38,147    38,251
Extraordinary item, net
 of income tax benefit..       --        (224)      --        --     (3,544)      --
Cumulative effect of
 change in accounting
 for postretirement
 benefits...............       --         --        --        --        --     (5,068)
                          --------   --------  --------  --------  --------  --------
Net income..............  $ 43,622   $ 26,175  $ 85,354  $ 56,209  $ 34,603  $ 33,183
                          --------   --------  --------  --------  --------  --------
Net income per common
 share:
  Income from continuing
   operations...........  $   1.00   $   0.60  $   1.90  $   1.09  $   0.88  $   0.63
  Net income per common
   share................      1.00       0.60      1.90      1.03      0.62      0.59
Cash dividends declared
 per share..............      0.35       0.35     0.315     0.295     0.275     0.255
Average common shares
 and equivalents........    43,602     43,602    44,985    54,726    55,902    56,484
BALANCE SHEET DATA
Working capital.........  $ 95,512   $ 94,769  $ 90,337  $100,649  $232,865  $220,378
Total assets............   682,892    795,099   530,945   536,980   728,573   764,950
Long-term debt..........   224,359    371,552   105,272   109,327   110,067   103,332
Shareholders'
 equity(c)..............  $217,605   $117,605  $226,475  $221,277  $461,154  $452,835

--------
(a) The 1996 statement of income data excludes all 1996 business activity conducted by Amicon, which was acquired by the Company on December 31, 1996. However, the assets acquired and liabilities assumed of Amicon, as well as indebtedness of approximately $128 million (including assumed indebtedness of Amicon) required to complete the acquisition of Amicon, are included in the Company's balance sheet data at December 31, 1996.

(b) Pro forma financial data have been prepared to give effect to the acquisitions of Amicon and Tylan as if such acquisitions had occurred on January 1, 1996 (other than the pro forma balance sheet data which assumes the acquisition of Tylan was consummated as of December 31, 1996). The pro forma balance sheet data includes approximately $133 million of indebtedness required to complete the acquisition of Tylan and approximately $22.6 million at October 31, 1996, of assumed indebtedness of Tylan. The acquisitions of Amicon and Tylan have each been accounted for as a purchase, and accordingly, the total purchase cost of each acquisition has been allocated to the identifiable tangible and intangible assets of the respective acquired companies based on the estimated fair market values of those assets.

(c) Purchased research and development expense represents the write-off of the $68.3 million value of in-process research and development purchased from Amicon. The pro forma statement of income does not reflect an estimated non-tax deductible charge of $100 million for in-process research and development purchased from Tylan, which will be charged to the Company's income in the first quarter of 1997. However, the estimated charge of $100 million for Tylan's in-process research and development has been reflected as a reduction to pro forma shareholders' equity.

(d) The loss on disposal of discontinued operations in 1994 includes pre-tax operating losses generated by the discontinued businesses from November 11, 1993, through the completion of such divestitures.

                                CAPITALIZATION

  The following table sets forth as of December 31, 1996, the unaudited consolidated short-term debt and capitalization of the Company (i) on a historical basis, (ii) pro forma, after giving effect to the acquisition of Tylan, and (iii) as adjusted to give effect to the issuance of the Notes offered hereby as if such issuance had occurred as of December 31, 1996, and the application of the proceeds therefrom to repay the Company's short-term indebtedness and a portion of its indebtedness outstanding under its revolving credit agreement. See "Use of Proceeds". The summary is based on the Company's consolidated financial statements and Tylan's historical financial statements, which are incorporated by reference in this Prospectus, as supplemented.

                                                   AT DECEMBER 31, 1996
                                             ----------------------------------
                                                                     PRO FORMA
                                              ACTUAL   PRO FORMA(1) AS ADJUSTED
                                             --------  ------------ -----------
                                                      (IN THOUSANDS)
Short-term debt:
  Short-term borrowings and current
   maturities of long-term debt............. $101,546    $109,957         --
Long-term debt:
    % Notes due 2002........................
    % Notes due 2007........................
  6.78% Notes due March 3, 2004(2)..........  100,000     100,000     100,000
  Revolving Credit Facility.................  124,397     271,590
  Unrealized gain on revaluation of yen-
   denominated debt.........................   (3,727)     (3,727)     (3,727)
  Other.....................................    3,689       3,689         --
                                             --------    --------    --------
    Total long-term debt....................  224,359     371,552
Total shareholders' equity..................  217,605     117,605     117,605
                                             --------    --------    --------
Total capitalization........................ $543,510    $599,114    $
                                             ========    ========    ========

--------
(1) After giving effect to the acquisition of Tylan. The assets and liabilities of Amicon are included in the Company's balance sheet data at December 31, 1996.

(2) Effective as of March 21, 1997, the Company agreed to increase by 10 basis points per annum the interest payable on its 6.78% Notes due March 3, 2004, in exchange for the holder thereof agreeing to different financial covenants with respect to such Notes.

                      RATIO OF EARNINGS TO FIXED CHARGES

  See the table set forth under the caption "Ratio of Earnings to Fixed Charges" in the accompanying Prospectus for the Company's historical ratios of earnings to fixed charges for the periods indicated therein. On a pro forma basis, assuming that the acquisitions of Amicon and Tylan had occurred on January 1, 1996, and the indebtedness used to finance such acquisitions had been incurred on such date, but excluding the associated noncash charges of $68.3 million and an estimated $100 million for in-process research and development purchased from Amicon and Tylan, respectively, the unaudited ratio of earnings to fixed charges for the year ended December 31, 1996, would have been 3.93.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be $ million, after deducting the underwriting commissions and estimated offering expenses payable by the Company. Such net proceeds will be used to repay a portion of the indebtedness under the Company's Revolving Credit Agreement dated as of January 22, 1997 (the "Credit Facility"), which amounts may be reborrowed, and to repay all short-term indebtedness. The Company had used approximately $272 million of the proceeds from its borrowings under the Credit Facility and short-term borrowings to finance its acquisitions of Amicon and Tylan in December 1996 and January 1997, respectively. At March 18, 1997, the Company's short-term borrowings and borrowings under the Credit Facility had an average interest rate of 5.70%. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., is a lender under the Credit Facility.

                                  THE COMPANY

  Millipore is a leader in the field of membrane separations technology and develops, manufactures and sells products which are used primarily for the analysis, identification and purification of fluids. Millipore's products are based on a variety of membrane and other technologies that effect separations, principally through physical and chemical methods. Millipore is an integrated multinational manufacturer of these products. During 1996, approximately 65% of Millipore's net sales were made to customers outside the United States. Millipore was incorporated under the laws of Massachusetts on May 3, 1954.

  On December 31, 1996, Millipore acquired Amicon for a purchase price of $129.3 million in cash (including transaction costs). Amicon develops, manufactures and sells molecular separation and purification products for the life science research laboratory and for pharmaceutical/biotechnology manufacturing applications. The technologies employed in its products consist primarily of membrane ultrafiltration and liquid chromatography. Amicon's 1996 revenues were approximately $57 million.

  Effective as of January 27, 1997, Millipore acquired all the shares of Tylan for approximately $133 million and assumed Tylan's outstanding debt, net of cash, of approximately $23 million. Tylan develops, manufactures, markets and sells a broad range of components used in the handling of process gases for the semiconductor industry. Tylan's 1996 revenues were approximately $148 million.

PRODUCTS AND TECHNOLOGIES

  For analytical applications, the Company's products are used to gain knowledge about a molecule, compound or micro-organism by detecting, identifying and quantifying the relevant components of a sample. For purification applications, the Company's products are used in manufacturing and research operations to isolate and purify specific components or to remove contaminants.

  The principal separation technologies utilized by the Company are based on membrane filters, and certain chemistries, resins and enzyme immunoassays and liquid chromatography. Membranes are used to filter either the wanted or the unwanted particulate, bacterial, molecular or viral entities from fluids, or to concentrate and retain such entities (in the fluid) for further processing. Some of the Company's newer membrane materials also use affinity, ion-exchange or electrical charge mechanisms for separation.

  Both analytical and purification products incorporate membrane and other technologies. The Company's products include disc and cartridge filters and housings of various sizes and configurations, filter-based test kits and precision pumps and other ancillary equipment and supplies. The Company also sells a broad range of components used in the handling of process gases for the semiconductor industry. These include mass flow controllers, pressure gauges and gas panels.

  The Company sells more than 3,000 products. Most of the Company's products are listed in its catalogs and are sold as standard items, systems or devices. For special applications, the Company assembles custom products, usually based upon standard modules and components. In certain instances (particularly with respect to process chromatography), the Company also designs and engineers process systems to meet specific needs of the customer. The Company's products also include, in some cases, proprietary software designed to operate and/or integrate certain of its other products or systems (particularly membrane ultrafiltration and chromatography systems).

CUSTOMERS AND MARKETS

  The Company sells its products primarily to the following markets: to pharmaceutical/biotechnology, microelectronics, chemical and food and beverage companies for use in their manufacturing procedures; and to government, university and private research and testing analytical laboratories. Within each of these markets, the Company focuses its sales efforts upon those segments where customers have specific requirements which can be satisfied by the Company's products.

  Pharmaceutical/Biotechnology Industry. The Company's products are used by the pharmaceutical/ biotechnology industry in sterilization, including virus reduction, and sterility testing of products such as antibiotics, vaccines, vitamins and protein solutions; concentration and fractionation of biological molecules such as vaccines and blood products; cell harvesting; isolation and purification of compounds from complex mixtures and the purification of water for laboratory use. The Company's membrane products also play an important role in the development of new drugs. In addition, Millipore has developed and is developing products for biopharmaceutical applications in order to meet the purification requirements of the biotechnology industry.

  Microelectronics Industry. The microelectronics industry uses the Company's products to purify (by removing particles and unwanted contaminating molecules), deliver, and monitor the liquids and gases used in the manufacturing processes of semiconductors and other microelectronics components. Sales to the microelectronics market (excluding Tylan's products) accounted for 28.1 percent of Millipore's 1996 consolidated sales. Including sales of Tylan's products in 1996 would have increased this percentage to approximately 39.0%. The microelectronics manufacturing market has experienced historic volatility, and the effect of any such volatility in the future could significantly affect Millipore's sales growth.

  Chemical Industry. Chemical manufacturers and processors use the Company's products for purification of reagent grade chemicals, for monitoring the atmosphere and waste streams in the industrial workplace and for the purification of water for laboratory use.

  Food and Beverage Industry. The Company's products are used by the food and beverage industry in quality control and process applications, principally to monitor for microbiological contamination and to remove bacteria and yeast from products, such as wine and beer, in order to prevent spoilage.

  Universities and Government Agencies. Universities, governments and private and corporate research and testing laboratories, environmental science laboratories and regulatory agencies purchase a wide range of the Company's products. Typical applications include: purification of proteins; cell culture, and cell structure studies and interactions; concentration of biological molecules; fractionation of complex molecular mixtures; and collection of microorganisms. The Company's water purification products are used extensively by these organizations to prepare high purity water for sensitive assays and the preparation of tissue culture media.

SALES AND MARKETING

  The Company sells its products within the United States primarily to end users through its own direct sales force and, in the case of analytical products, to a limited extent through an independent distributor. The Company sells its products in foreign markets through the sales forces of its subsidiaries and branches located in more than 30 major industrialized and developing countries as well as through independent distributors in other parts of the world. During 1996, the Company's marketing, sales and service forces (including Tylan) consisted of approximately 379 employees in the United States and 702 employees abroad.

  The Company's marketing efforts focus on application development for existing products and on new and differentiated products for other existing, newly-identified and proposed customer uses. The Company seeks to educate customers as to the variety of analytical and purification problems which may be addressed by its products and to adapt its products and technologies to separations problems identified by customers.

  The Company believes that its technical support services are important to its marketing efforts. These services include assisting in defining the customer's needs, evaluating alternative solutions, designing a specific system to perform the desired separation, training users, and assisting customers in compliance with relevant government regulations.

RESEARCH AND DEVELOPMENT

  In its role as a pioneer of membrane separations, Millipore has traditionally placed heavy emphasis on research and development. Research and development activities include the extension and enhancement of existing separations technologies to respond to new applications, the development of new membranes, and the upgrading of membrane based systems to afford the user greater purification capabilities. Research and development efforts also identify new separations applications to which disposable separations devices would be responsive, and develop new configurations into which membrane and ion exchange separations media can be fabricated to efficiently respond to the applications identified. Instruments, hardware, and accessories are also developed to incorporate membranes, modules and devices into total separations systems. Introduction of new applications frequently requires considerable market development prior to the generation of revenues. Also, in order to compete effectively in some of its markets, Millipore must continually improve its products to accommodate the rapidly changing technology of its customers and emerging industry standards. Millipore performs substantially all of its own research and development and does not provide material amounts of research services for others. Millipore's research and development expenses (excluding Amicon and Tylan) in 1994, 1995 and 1996 with respect to continuing operations were approximately $34 million, $37 million and $38 million, respectively. Amicon's research and development expenses in 1994, 1995 and 1996 were approximately $4 million, $4 million, and $5 million, respectively. Tylan's research and development expenses in Fiscal 1994, 1995 and 1996 were approximately $4 million, $8 million, and $12 million, respectively.

  The Company has traditionally licensed newly developed technology from unaffiliated third parties and/or acquired distribution rights with respect thereto, when it believes it is in its long term interests to do so. In this tradition, in November of 1995 Millipore entered into an agreement with IBC Advanced Technologies to combine their technologies to create a new class of purification products which Millipore intends to take to its customers in its markets. This technology places ligands (organic molecules) on membranes in order to selectively bind with a target molecule in solution, for example a calcium, iron or aluminum ion. Similarly, in May of 1996 Millipore entered into an R&D supply and distribution agreement with Celsis International plc. designed to enhance Millipore's entry into the rapid microbiological market, where there is a need for faster, easier and more accurate ways to detect microbiological contamination. The Celsis technology focuses on the development and supply of rapid diagnostics and monitoring systems to detect and measure microbial contamination.

  Millipore has been granted a number of patents and licenses and has other patent applications pending both in the United States and abroad. While these patents and licenses are viewed as valuable assets, Millipore's patent position is not of material importance to its operations. Millipore also owns a number of trademarks, the most significant being "Millipore."

COMPETITION

  The Company faces intense competition in all of its markets. The Company believes that its principal competitors include Pall Corporation, Barnstead Thermolyne Corporation and Sartorius GmbH. Certain of the Company's competitors are larger and have greater resources than the Company. However, the Company believes that it offers a broader line of products, making use of a wider range of separations technologies and addressing a broader range of applications than any single competitor. While price is an important factor, the Company competes primarily on the basis of technical expertise, product quality and responsiveness to customer needs, including service and technical support.

ENVIRONMENTAL MATTERS

  The Company is subject to numerous federal, state and foreign laws and regulations that impose strict requirements for the control and abatement of air, water and soil pollutants and the manufacturing, storage, handling and disposal of hazardous substances and waste. These laws and regulations include the federal

Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Air Act, the Clean Water Act and the Resource Conservation and Recovery Act. The Company is in substantial compliance with applicable environmental requirements. Because regulatory standards under environmental laws and regulations are becoming increasingly stringent, however, there can be no assurance that future developments will not cause the Company to incur material environmental liabilities or costs.

  Under the Clean Air Act Amendments of 1990 ("CAA"), the Environmental Protection Agency has been directed, among other things, to develop standards and permit procedures with respect to certain air pollutants. Because many of the implementing regulations have not yet been promulgated, the Company cannot make a final assessment of the impact of the CAA. Based upon its preliminary review of the CAA, however, the Company currently believes that compliance with the CAA will not have a material adverse impact on the operations or financial condition of the Company.

LEGAL PROCEEDINGS

  The Company and Waters Corporation are engaged in an arbitration proceeding and related state and federal litigation, which commenced in 1995 and 1996, with respect to the amount of assets required to be transferred by the Company's Retirement Plan in connection with the Company's divestiture of its former Chromatography Division. The Company believes that it has meritorious arguments and should prevail. In the opinion of the Company, although final settlement of this matter may impact the Company's financial statements in a particular period, it is not expected to have a material adverse effect on the Company's financial condition.

                                  MANAGEMENT

  The following is a list as of March 1, 1997 of the Executive Officers of Millipore. All of the following individuals were elected to serve until the Directors Meeting next following the 1997 Annual Stockholders Meeting.

                                                      FIRST ELECTED
          NAME           AGE      PRESENT OFFICE      TO AN OFFICE        OFFICER
          ----           ---      --------------      -------------       -------
C. William Zadel........  53 Chairman of the Board        1996             1996
                             President and Chief
                             Executive Officer of the
                             Corporation
Geoffrey Nunes..........  66 Senior Vice President of     1976             1980
                             the Corporation
Michael P. Carroll......  46 Vice President of the        1992             1992
                             Corporation and Chief
                             Financial Officer
Douglas B. Jacoby.......  50 Vice President of the        1989             1989
                             Corporation
John E. Lary............  50 Vice President of the        1994             1994
                             Corporation
Joanna Nikka............  45 Vice President of the        1996             1996
                             Corporation
Jeffrey Rudin...........  45 Vice President of the        1996             1996
                             Corporation and General
                             Counsel
Hideo Takahashi.........  55 Vice President of the        1996             1979
                             Corporation and                           (As President
                             President of Nihon                          of Nihon
                                                                         Millipore)

  Mr. Zadel was elected President, Chief Executive Officer and Chairman on February 20, 1996. Mr. Zadel had been, since 1986, President and Chief Executive Officer of Ciba Corning Diagnostics Corp., a company that develops, manufactures and sells medical diagnostic products. Prior to that he was Senior Vice President of Corning Glass Works (now Corning Inc.) Americas Operations (1985) and Vice President of business development (1983). Mr. Zadel currently serves on the Boards of Directors of Kulicke and Soffa Industries, Inc., Matritech, Inc. and Zoll Medical Corporation.

  Mr. Nunes joined Millipore in 1976 as Vice President and General Counsel and was elected a Senior Vice President in 1980. Mr. Nunes has announced that he will be retiring from Millipore at the end of April 1997.

  Mr. Carroll joined Millipore in 1986 as Vice President/Finance for the Membrane Products Division following a ten-year career in the general practice audit division of Coopers and Lybrand. In 1988, Mr. Carroll assumed the position of Vice President of Information Systems (worldwide) and in December of 1990, he became the Vice President of Finance for the Company's Waters Chromatography Division. Mr. Carroll was elected to Corporate Vice President, Chief Financial Officer and Treasurer in February, 1992. Mr. Carroll has been designated President Millipore Asia Ltd, a position he will assume once his successor as Chief Financial Officer has been appointed and installed. He will remain a Corporate Vice President.

  Mr. Jacoby joined Millipore in 1975. After serving in various sales and marketing capacities, Mr. Jacoby became Director of Marketing for the Millipore Membrane Products Division in 1983 and in 1985, he assumed the position of General Manager of the Membrane Pharmaceutical Division. In 1987, Mr. Jacoby assumed responsibility for the Company's process membrane business and in 1994 assumed responsibility for the sales, marketing and R&D for all of the Company's worldwide business. Mr. Jacoby was elected a Corporate officer in December, 1989.

  Mr. Lary was elected a Corporate Vice President in November 1994, and is responsible for the worldwide operations of the Company. From May of 1993 until his election as a Corporate Vice President, Mr. Lary served as Senior Vice President and General Manager of the Americas Operation. For the ten years prior to that time, he served as Senior Vice President of the Membrane Operations Division of Millipore.

  Ms. Nikka was elected Corporate Vice President for Human Resources in November 1996. Ms. Nikka was Vice President at Fidelity Investments from 1991 to November 1996. Prior to joining Fidelity in 1991, Ms. Nikka was Vice President of Human Resources at Symbolics, Inc.

  Mr. Rudin was elected Corporate Vice President and General Counsel in December 1996. Prior to joining Millipore, and since 1993 Mr. Rudin was Senior Vice President and General Counsel of Ciba Corning Diagnostics Corporation and was Vice President and General Counsel of that company from 1988 until 1993.

  Mr. Takahashi joined Millipore in 1979 as President and Chief Executive Officer of its Japanese subsidiary, Nihon Millipore Ltd. Mr. Takahashi was elected as a Vice President of the Company on February 8, 1996.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following table sets forth selected financial information for the Company on (i) a historical basis as of December 31, 1996, 1995, 1994, 1993, 1992 and for the years then ended and (ii) on a pro forma basis as of and for the year ended December 31, 1996, after giving effect to the acquisitions of Amicon and Tylan. The selected historical financial information for the Company set forth below has been derived from, and is qualified in its entirety by reference to, the Company's consolidated financial statements and related notes thereto incorporated by reference in this Prospectus, as supplemented, and which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants.

  The pro forma financial data has been prepared based upon the Company's consolidated financial statements and the historical financial statements of each of Amicon and Tylan, in each case incorporated by reference in this Prospectus, as supplemented. The pro forma income data for the year ended December 31, 1996, gives effect to the acquisitions of Amicon and Tylan as if they had occurred at January 1, 1996, and includes the historical results of Tylan's operations for its fiscal year ended October 31, 1996. The pro forma balance sheet data as of December 31, 1996, has been prepared as if the acquisition of Tylan was consummated as of that date.

  The pro forma financial data are provided for informational purposes only and do not purport to be indicative of the financial position or results of operations which would have actually been obtained had the acquisitions been completed on the dates indicated or which may be expected to occur in the future. The Selected Historical and Pro Forma Financial Information should be read in conjunction with the consolidated financial statements of the Company, "Management's Discussion and Analysis of Financial Condition and Results of Operations", the historical financial statements of Amicon and Tylan and other financial information and statements incorporated by reference in this Prospectus, as supplemented.

                              FOR THE TWELVE MONTHS ENDED OR AT DECEMBER 31,
                          -----------------------------------------------------------
                                    PRO FORMA
                          1996(A)   1996 (B)     1995      1994      1993      1992
                          --------  ---------  --------  --------  --------  --------
                                   (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA
Net sales...............  $618,735  $824,555   $594,466  $497,252  $445,366  $427,188
Cost of Sales...........   249,443   371,372    243,849   212,675   193,575   195,462
                          --------  --------   --------  --------  --------  --------
Gross profit............   369,292   453,183    350,617   284,577   251,791   231,726
Selling, general and
 administrative
 expenses...............   202,140   270,177    195,026   159,591   145,647   142,701
Research and development
 expenses...............    38,429    55,488     36,515    34,327    34,952    32,953
Purchased research &
 development
 expense(c).............    68,311    68,311        --        --        --        --
                          --------  --------   --------  --------  --------  --------
Operating income........    60,412    59,207    119,076    90,659    71,192    56,072
Gain on sale of equity
 securities.............     5,329     5,329        --        --        --        --
Other income (expense),
 net....................       --     (1,275)       --    (10,800)      --     (2,415)
Interest income.........     2,780     2,780      1,682     4,091     4,069     6,888
Interest expense........   (11,498)  (31,705)   (10,623)   (7,035)  (12,038)  (14,692)
                          --------  --------   --------  --------  --------  --------
Income from continuing
 operations before
 income taxes...........    57,023    34,336    110,135    76,915    63,223    45,853
Provision for income
 taxes..................    13,401     7,937     24,781    17,306    14,225    10,317
                          --------  --------   --------  --------  --------  --------
Income from continuing
 operations before
 extraordinary item.....    43,622    26,399     85,354    59,609    48,998    35,536
Earnings (loss) from
 discontinued
 operations.............       --        --         --        --    (10,851)    2,715
Loss on disposal of
 discontinued
 operations(d)..........       --        --         --     (3,400)      --        --
                          --------  --------   --------  --------  --------  --------
Income before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............    43,622    26,399     85,354    56,209    38,147    38,251
Extraordinary item, net
 of income tax benefit..       --       (224)       --        --     (3,544)      --
Cumulative effect of
 change in accounting
 for postretirement
 benefits...............       --        --         --        --        --     (5,068)
                          --------  --------   --------  --------  --------  --------
Net income..............  $ 43,622  $ 26,175   $ 85,354  $ 56,209  $ 34,603  $ 33,183
                          --------  --------   --------  --------  --------  --------
NET INCOME PER COMMON
 SHARE:
Income from continuing
 operations.............  $   1.00  $   0.60   $   1.90  $   1.09  $   0.88  $   0.63
Net income per common
 share..................      1.00      0.60       1.90      1.03      0.62      0.59
Cash dividends declared
 per share..............      0.35      0.35      0.315     0.295     0.275     0.255
Average common shares
 and equivalents........    43,602    43,602     44,985    54,726    55,902    56,484
BALANCE SHEET DATA
Working capital.........  $ 95,512  $ 94,769   $ 90,337  $100,649  $232,865  $220,378
Total assets............   682,892   795,099    530,945   536,980   728,573   764,950
Long-term debt..........   224,359   371,552    105,272   109,327   110,067   103,332
Shareholders'
 equity(c)..............  $217,605   117,605   $226,475  $221,277  $461,154  $452,835

--------
(a) The 1996 statement of income data excludes all 1996 business activity conducted by Amicon, which was acquired by the Company on December 31, 1996. However, the assets acquired and liabilities assumed of Amicon, as well as indebtedness of approximately $128 million (including assumed indebtedness of Amicon) required to complete the acquisition of Amicon, are included in the Company's balance sheet data at December 31, 1996.

(b) Pro forma financial data have been prepared to give effect to the acquisitions of Amicon and Tylan as if such acquisitions had occurred on January 1, 1996 (other than the pro forma balance sheet data which assumes the acquisition of Tylan was consummated as of December 31, 1996). The pro forma balance sheet data includes approximately $133 million of indebtedness required to complete the acquisition of Tylan and approximately $22.6 million at October 31, 1996, of assumed indebtedness of Tylan. The acquisitions of Amicon and Tylan have each been accounted for as a purchase, and accordingly, the total purchase cost of each acquisition has been allocated to the identifiable tangible and intangible assets of the respective acquired companies based on the estimated fair market values of those assets.

(c) Purchased research and development expense represents the write-off of the $68.3 million value of in-process research and development purchased from Amicon. The pro forma statement of income does not reflect an estimated non-tax deductible charge of $100 million for in-process research and development purchased from Tylan, which will be charged to the Company's income in the first quarter of 1997. However, the estimated charge of $100 million for Tylan's in-process research and development has been reflected as a reduction to pro forma shareholders' equity.

(d) The loss on disposal of discontinued operations in 1994 includes pre-tax operating losses generated by the discontinued businesses from November 11, 1993, through the completion of such divestitures.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The matters discussed in this section do not purport to be a complete analysis of the Company's financial condition and results of operations or a full discussion of the trends, demands, risks and uncertainties that may materially affect the liquidity, capital resources and operating results of the Company. For a more complete discussion of the topics discussed herein, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference in this Prospectus, as supplemented. In addition, this Prospectus, as supplemented, including any documents incorporated by reference herein, contains certain forward-looking statements that are based on current management expectations. Actual results could differ materially from the results expressed in, or implied by, these forward- looking statements. See "Factors that May Affect Future Results" in the accompanying Prospectus for a discussion of the potential risks and uncertainties that could affect the Company's future operating results and financial condition.

  The financial results discussed below exclude the operating results of Amicon. However, Amicon's assets and liabilities assumed by the Company are included in the Company's consolidated balance sheet at December 31, 1996, and, accordingly, are reflected in the discussion below of the Company's financial condition. The Company acquired Amicon on December 31, 1996, for a price of $129.3 million in cash, including transaction costs. This transaction was accounted for as a purchase and results in a pre-tax write-off for purchased research and development of $68.3 million in the fourth quarter of 1996.

  On January 22, 1997, the Company announced the successful completion of its tender offer for all of the outstanding common shares of Tylan for $16.00 per share. Tylan became a wholly owned subsidiary of the Company on January 27, 1997. The purchase price was $133.0 million, plus the assumption of Tylan's outstanding debt, net of cash, totaling $23.6 million. This acquisition will be accounted for as a purchase in the first quarter of 1997. The financial results discussed below exclude entirely the effect of the Company's acquisition of Tylan.

RESULTS OF OPERATIONS

 Net Sales

  Consolidated net sales, measured in U.S. dollars, increased 4 percent in 1996 compared to an increase of 20 percent in 1995. The lower sales growth rate in 1996 compared to 1995 was primarily attributable to the microelectronics manufacturing market entering one of its periodic downturns as well as unfavorable foreign exchange comparisons. Sales growth rates by geography and market, measured in local currencies and U.S. dollars, are summarized in the table below:

                                       SALES GROWTH RATES      SALES GROWTH RATES
                                       MEASURED IN LOCAL        MEASURED IN U.S.
                                           CURRENCIES               DOLLARS
                                      ----------------------  ----------------------
                                       1996    1995    1994    1996    1995    1994
                                      ------  ------  ------  ------  ------  ------
   Americas..........................     8%     15%      8%      7%     13%      8%
   Europe............................     6%     10%      6%      4%     20%      7%
   Asia/Pacific......................    14%     18%     16%      2%     27%     21%
                                      ------  ------  ------  ------  ------  ------
   Consolidated......................    10%     15%     10%      4%     20%     12%
   Microelectronics Mfg..............     8%     43%     33%      0%     50%     39%
   Biopharmaceutical Mfg.............    14%      9%      4%     10%     14%      6%
   Analytical Laboratory.............     8%      3%      4%      3%      8%      6%
                                      ------  ------  ------  ------  ------  ------
   Consolidated......................    10%     15%     10%      4%     20%     12%

  Full year sales in 1996 to microelectronics manufacturing customers measured in local currencies increased 8 percent compared to 1995. A downturn in the microelectronics market began to impact the Company's sales growth around the middle of 1996, as sales to customers in this market grew 24 percent in the first six months of 1996 compared to 1995 and declined 7 percent in the second half of 1996 compared to 1995. The slowdown significantly impacted growth in both the Americas and Japan, while sales growth in the remaining Asia/Pacific microelectronics market remained strong. Sales into the microelectronics market comprised 28 percent of total consolidated sales in 1996, versus 29 percent of total sales in 1995.

  Sales to the biopharmaceutical manufacturing market grew 14 percent in local currencies during 1996, compared to 9 percent growth in 1995. The higher growth rate in 1996 was due to increased sales of large protein processing systems to biotechnology customers in both the Americas and Europe, and higher sales to beer manufacturing customers in Japan, particularly in the first six months of the year. Sales to Biopharmaceutical customers comprised 31 percent of total sales in 1996 and 29 percent in 1995.

  Sales to the analytical laboratory market measured in local currencies grew at faster rates in 1996 than in 1995 and 1994. New product introductions and a new distribution strategy in the United States fueled sales growth in this market, particularly in the last six months of 1996. Sales growth was strongest in the Americas and Japan, while sales grew more modestly in Europe due to a difficult economic environment. Sales to analytical laboratory customers comprised 41 percent of total sales in 1996 and 42 percent in 1995.

  Foreign exchange rate fluctuations, primarily the U.S. dollar strengthening against the Japanese yen, reduced reported sales growth by 6 percent in 1996, compared to increasing sales by 5 percent in 1995 and 2 percent in 1994. Approximately 29 percent of the Company's sales in 1996 and 1995 were generated in Japan. On average, the U.S. dollar was 15 percent stronger against the Japanese yen in 1996 compared to 1995. The year to year comparisons were particularly unfavorable in the second and third quarters of 1996 as the dollar was at historic post-war lows against the yen during this time frame in 1995. Though a weaker dollar will benefit, and a strong dollar will adversely affect future reported sales growth, the Company is unable to predict future currency fluctuations and to quantify their effect on net income. Price changes and inflation have not significantly affected the comparability of sales during the past three years.

 Gross Margins

  Gross Margins were 59.7 percent in 1996, 59.0 percent in 1995, and 57.2 percent in 1994. The margin improvement in 1996 was due to continued cost containment and increased volume in the Company's manufacturing plants. The significant volume of business transacted in foreign currencies as discussed above exposes the Company to risks associated with currency rate fluctuations which impact the Company's sales and net income. To partially mitigate this risk, the Company has entered into foreign currency transactions, forward and option contracts to sell yen, on a continuing basis in amounts and timing consistent with underlying currency exposure on inventory purchases so that the gains or losses on these transactions offset gains or losses on the underlying exposure. A realized gain of $2.7 million in 1996 and realized losses of $2.3 million in 1995 and $1.0 million in 1994 relating to these contracts were recognized. These gains and losses were reflected in cost of sales each year, partially offsetting the impact of foreign exchange fluctuations. At December 31, 1996, the Company has open forward exchange contracts to sell yen aggregating $13.4 million and open forward option contracts to sell yen aggregating $27.0 million pertaining to this hedging program. These open contracts have an unrealized gain of $1.7 million at December 31, 1996. All open contracts mature within 15 months.

 Operating Expenses

  Selling, General and Administrative ("SG&A") Expenses, excluding the effects of foreign exchange, grew 8 percent in 1996, 17 percent in 1995 and 8 percent in 1994. The Company continued to invest in selling and marketing resources to support both new product launches and future sales growth initiatives, particularly in the microelectronics and analytical laboratory markets.

  Research and Development Expenses increased by 5 percent in 1996 compared to 1995 after increasing 6 percent in 1995 compared to 1994. The increase in spending the past two years is principally due to investments in new products in the microelectronics manufacturing market.

  Purchased Research and Development Expense of $68.3 million in 1996 represents the write-off of in-process research and development arising from the acquisition of Amicon on December 31, 1996.

 Other Income/Expense

  Gain on Sale of Equity Securities reflects the sale of a significant portion of the Company's stock holdings in a Japanese company. The Company sold these securities in the third and fourth quarters of 1996 to fund a new headquarters and research and development facility in Japan. The cost of moving to this new facility was $2.0 million and was recorded in SG&A expense.

  Other Expense in 1994 reflects a non-recurring charge of $10.8 million to settle litigation which arose from the Company's sale of its Process Water Division in 1989.

  Net Interest Expense in 1996 was comparable with net interest expense in 1995, as the impact of slightly higher net borrowings during 1996 was offset by lower short term interest rates. Net interest expense in 1994 was significantly lower compared to 1995 and 1996, as 1994 benefited from the substantial net proceeds received from the divested business.

  The Provision for Income Taxes was 23.5 percent of pre-tax income in 1996, versus an effective rate in 1995 and 1994 of 22.5 percent. While the Company continues to benefit from low tax rates in Puerto Rico and Ireland and tax incentives attributable to its U.S. export operations, the overall increase in profitability in 1996 slightly diminished the relative benefit derived from these low tax jurisdictions.

  The Net Loss on Disposal of Discontinued Operations reflects the after-tax loss of disposing of the Company's Instrumentation Divisions, the sale of which was concluded in 1994.

LIQUIDITY AND CAPITAL RESOURCES

  In 1996, the Company generated $102.2 million of cash from operating activities, compared to $99.1 million in 1995 and $88.6 million in 1994. Net cash provided by operating activities continued to be the Company's primary source of funding capital expenditures, dividends and open market share repurchases in 1996. The slight increase in cash generated from operating activities in 1996 compared to 1995 was primarily due to strong collections of accounts receivable, which helped fund an $11.6 million increase in inventories.

  Capital spending in 1996 was the same as in 1995. The Company continued to invest in capacity expansions in the Company's manufacturing facilities and in information technology systems. In addition, the Company moved into a new headquarters and research and development facility in Japan. As previously discussed, the cost of this move was funded by a sale of equity securities in Japan.

  During the past three years, the Company has used cash generated from its operations and, in 1995 and 1994, cash generated from the sale of its Waters Chromatography and BioScience divisions, to purchase shares of its outstanding common stock. The Company spent net of stock option exercise amounts, $46.9 million, $64.0 million and $293.0 million in 1996, 1995 and 1994, respectively, to repurchase shares of its outstanding common stock. At December 31, 1996, the Company had $9.0 million remaining to spend on a $50.0 million share repurchase program announced in the first quarter of 1996. Share repurchases were stopped at the end of the third quarter of 1996 to maintain financial flexibility in light of pending acquisitions.

  The Company incurred one-time finance related costs in both 1995 and 1994, which did not repeat in 1996. In 1995, the Company paid $3.5 million to close out the Company's German Deutschemark swap. In 1994, the

Company paid a total of $15.4 million in financing related transactions; $5.1 million was used to pre-pay the Company's $100.0 million notes payable due in 1998, while $10.3 million was used to close out the Company's yen currency swap.

  The Company had $46.9 million of cash and short-term investments on hand at the end of 1996. The amount on hand at December 31, 1996 was higher than that normally held by the Company and consists primarily of balances held by the Company's international subsidiaries which were used to fund their respective portions of the Amicon and Tylan acquisitions. In addition, the Company's Credit Facility was drawn on to fund both acquisitions. Borrowings required to fund the acquisition of Amicon were drawn on in December, 1996. Borrowings required to fund the acquisition of Tylan were drawn on in the first quarter of 1997.

                             DESCRIPTION OF NOTES

  The following description of the particular terms of the Notes (which represent two separate series of, and are referred to in the accompanying Prospectus as, "Debt Securities"), supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made. The particular terms of the Notes offered by this Prospectus Supplement are described herein.

  The Notes are to be issued under the Indenture dated as of       , 1997,
between the Company and State Street Bank and Trust Company, as Trustee, described in the accompanying Prospectus. The following information relating to the Notes and the Indenture is a summary of provisions contained therein and does not purport to be complete. The provisions of the Indenture are incorporated herein by reference and the following summary is qualified in its entirety thereby.

GENERAL

  The 2002 Notes and the 2007 Notes will bear interest at the rates set forth
on the cover page hereof from    , 1997. Such interest will be computed on the
basis of a 360-day year of twelve 30-day months and will be payable
semiannually on    and     of each year, commencing    , 1997, to the holders
of record at the close of business on the preceding     or    , as the case
may be. The 2002 Notes will mature on    , 2002. The 2007 Notes will mature on
   , 2007.

  If any Interest Payment Date falls on a day that is not a Business Day, the interest payment shall be postponed to the next day that is a Business Day, and no interest on such payment shall accrue for the period from and after such Interest Payment Date. If the maturity date of the Notes falls on a day that is not a Business Day, the payment of interest and principal may be made on the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after the maturity date. For these purposes, "Business Day" means any day, except Saturday, Sunday or other day on which commercial banks in the City of New York are authorized by law to close.

  The Notes are unsecured and will rank pari passu with all other unsecured and unsubordinated debt of the Company. The Notes will not be redeemable prior to maturity and will not provide for any sinking fund.

BOOK-ENTRY SYSTEM

  Upon issuance, the Notes will each be represented by one or more fully registered global notes (the "Global Notes" and each a "Global Note"). The Global Notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), as depositary (the "Depositary"), and registered in the name of a nominee of the Depositary. Principal of and interest on the Notes will be payable, and the transfer of Notes will be registrable, only through Depositary. Unless and until it is exchanged in whole or in part for Notes in definitive registered form, a Global Note may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

  DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  A further description of the Depositary's procedures with respect to the Global Notes is set forth in the accompanying Prospectus under "Description of the Debt Securities--Global Securities." DTC has confirmed to the Company, the Underwriters and the Trustee that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters (as defined below) in immediately available funds. All payments of principal and interest to the Depositary will be made by the Company in immediately available funds. The Notes will trade in the DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. No assurance can be given as to the effect, if any, of settlements in immediately available funds on trading activity in the Notes.

TRUSTEE'S RELATIONSHIP WITH ISSUER

  State Street Bank and Trust Company, the Trustee under the Indenture, also acts as successor trustee under the indenture dated as of May 3, 1995, between the Company and The First National Bank of Boston, with respect to the Company's 6.78% Notes due March 3, 2004.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the respective principal amounts of the Notes set forth opposite its name below:

                                                           PRINCIPAL  PRINCIPAL
                                                           AMOUNT OF  AMOUNT OF
   UNDERWRITER                                             2002 NOTES 2007 NOTES
   -----------                                             ---------- ----------
J.P. Morgan Securities Inc................................    $          $
Credit Suisse First Boston Corporation....................
                                                              ---        ---
    Total.................................................    $          $
                                                              ===        ===

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters initially propose to offer the 2002 Notes and 2007 Notes directly to the public at the respective public offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession of, in the case of the 2002 Notes, not in excess of
 % of the principal amount thereof and, in the case of the 2007 Notes, not in excess of % of the principal amount thereof. The Underwriters may allow, and such dealers may reallow, a concession not in excess of % of the principal amount of the Notes to certain other dealers. After the initial public offering, such prices and such concessions may be changed.

  The Company does not intend to apply for listing of the Notes on any securities exchange. The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading markets for the Notes.

  In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, in the open market to cover syndicate shorts or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  In the ordinary course of their respective businesses, the Underwriters and their affiliates have acted as financial advisors and engaged, and may in the future engage, in other commercial banking, investment banking and financial transactions with the Company. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., is currently a lender to the Company under the Credit Facility. In addition, Maureen Hendricks, a managing director of J.P. Morgan & Co. is also a member of the Board of Directors of the Company.

                                LEGAL OPINIONS

  The validity of the Notes will be passed upon for the Company by Geoffrey Nunes, Senior Vice President of the Company, and certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York, counsel for the Underwriters. Samuel C. Butler, a partner at Cravath, Swaine & Moore, is a director of the Company.

                                 $300,000,000

                             MILLIPORE CORPORATION

                                DEBT SECURITIES

  Millipore Corporation (the "Company") may offer from time to time its unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities") at an aggregate initial offering price of not more than $300,000,000. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and set forth in a Prospectus Supplement or Prospectus Supplements.

  The terms of each series of Debt Securities, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, maturity, rate or rates (or method of calculation) and time or times of payment of any interest, any terms for optional or mandatory redemption or early payment or payment of additional amounts or any sinking fund provisions, any initial public offering price, the proceeds to the Company and any other specific terms in connection with the offering and sale of such series and any listing on a securities exchange will be set forth in a Prospectus Supplement or Prospectus Supplements. Debt Securities may be issued with amounts payable in respect of principal of or any premium or interest on the Debt Securities determined by reference to the value, rate or price of one or more specified indices.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Debt Securities may be sold directly by the Company, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution". If any agents of the Company or any underwriters are involved in the sale of any Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement.

  This Prospectus may not be used to consummate sales of securities unless accompanied by a Prospectus Supplement.



                 The date of this Prospectus is March 18, 1997

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock of the Company is listed on the New York Stock Exchange and such reports, proxy statements, and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Registration Statement has been, and amendments thereto will be, filed with the Commission through the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. Registration statements, reports, proxy statements and other information filed through the EDGAR system with respect to the Company are publicly available through the Commission's Web site (http://www.sec.gov).

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, called the "Registration Statement") under the Securities Act of 1933 (the "Act") with respect to the Debt Securities offered by this Prospectus. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits filed or incorporated as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission or may be examined without charge at the offices of the Commission. Statements contained in this Prospectus as to the contents of any documents referred to are not necessarily complete, and, in each such instance, are qualified in all respects by reference to the applicable documents filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus:

    (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, dated March 7, 1997;

    (b) the Company's Current Report on Form 8-K, filed January 14, 1997;

    (c) the Company's Current Report on Form 8-K filed February 7, 1997.

  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of Debt Securities hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, at the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this Prospectus (other than certain exhibits). Requests for such copies should be directed to:
Millipore Corporation, 80 Ashby Road, Bedford, Massachusetts 01730, Attention:
Jeffrey Rudin, Esq., telephone (617)-533-2044.

                                  THE COMPANY

  The Company develops, manufactures and sells products which are used primarily for the analysis and purification of fluids, as well as for their control, measurement and distribution.

  The Company's products are based on a variety of membrane and other technologies that effect separations, and fluid process management, principally through physical and chemical methods as well as a specialty instrumentation. The Company is an integrated multinational manufacturer of these products; during 1996 approximately 65% of the Company's sales were made to customers outside the United States.

  The Company's principal executive offices are located at 80 Ashby Road, Bedford, Massachusetts 01730. The Company's telephone number is (617)-275-9200. References herein to the Company shall mean Millipore Corporation and its subsidiaries, unless the context requires otherwise.

                    FACTORS THAT MAY AFFECT FUTURE RESULTS

FORWARD-LOOKING STATEMENTS

  This Prospectus, including any documents incorporated herein by reference and any Prospectus Supplements, contains certain forward-looking statements that involve substantial risks and uncertainties as more fully described below. In addition, from time to time, management of the Company have made or may make forward-looking statements, orally or in writing. When used in this Prospectus or in any such documents incorporated herein by reference or in any such statements, the words "anticipate", "believe", "estimate", "expect", "may", "will", "should" or the negative thereof and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Potential risks and uncertainties that could affect the Company's future operating results include, without limitation, foreign exchange rates; increased regulatory concerns on the part of the biopharmaceutical industry; further consolidation of drug manufacturers; competitive factors such as new membrane technology, and/or a new method of chip manufacture which relies less heavily on purified chemicals and gases; availability of component products on a timely basis; inventory risks due to shift in market demand; change in product mix; the inability to utilize technology in current or planned products due to overriding rights by third parties, and any other risk factors identified in this Prospectus, including any documents incorporated herein by reference and any Prospectus Supplements. In addition to the foregoing, prospective investors should carefully consider the following risk factors in addition to the other information set forth in this Prospectus before making any decision to invest in the securities offered hereby.

RISKS FROM COMPETITION

  The Company faces intense competition in all of its sales to customers. The Company believes that its principal competitors currently include Pall Corporation, Barnstead Thermolyne Corporation, Sartorius GmbH, and MKS Instruments, Inc. Certain of the Company's competitors are larger and have greater financial and other resources than the Company. The Company believes that the principal competitive factors affecting its business include price, technical expertise, product quality and responsiveness to customer needs, including service and technical support.

CURRENCY RISKS FROM OVERSEAS OPERATIONS

  Approximately 65% of the Company's sales derive from sales to customers outside of United States. Consequently, the Company's results of operations could be negatively affected by a material strengthening of the dollar over a short period of time. Exchange rate fluctuations are beyond the Company's control, and there can be no assurance that the U.S. dollar will not appreciate against the Japanese Yen or other currencies in which the Company earns a significant portion of its revenues.

RISKS FROM ENVIRONMENTAL CLAIMS

  The Company's operations are subject to federal, state and local environmental and health and safety laws and regulations that impose workplace standards and limitations on the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of certain materials, substances and wastes. The Company is a potentially responsible party at twelve hazardous waste sites. To date the Company has paid approximately $14 million to settle its liabilities at seven of these sites. The Company does not believe that its estimated remaining share of liability for the cleanup of these sites will have a material adverse effect on the Company's business or financial position. However, future events, such as changes in existing laws and regulations or enforcement policies or the discovery of contamination on sites operated by the Company, may give rise to additional compliance costs which could have a material adverse effect on the Company's financial condition.

RISKS FROM INTEGRATION OF OPERATIONS

  The Company has recently acquired two businesses that must be integrated and combined efficiently. The integration process will present significant challenges, particularly as one of the two acquired companies made an acquisition of its own in the summer of 1996 which it had not integrated prior to itself being acquired by Millipore in January of 1997. The process of integrating acquired businesses may involve unforeseen difficulties, and there can be no assurance that the potential benefits of such integration will be realized to the extent or on the schedule expected by the Company. Moreover, such integration may require a disproportionate amount of the time and attention of the Company's management and the Company's financial and other resources. Any delays or unexpected costs in connection with such integration could have a material adverse effect on the Company's financial condition and results of operations.

RISKS OF CYCLICALITY OF MICROELECTRONICS INDUSTRY

  A substantial portion of the Company's business depends upon the future worldwide growth of the microelectronics industry, particularly the semiconductor portion, which is beyond Millipore's control. The microelectronics industry is highly cyclical and historically has experienced periods of oversupply, resulting in significantly reduced demand for capital equipment, including the products manufactured by the Company. As a result of this cyclicality, Millipore has experienced, and in the future could experience, reduced revenues. The Company's exposure to the microelectronics industry will increase as a result of its acquisition in the first quarter of 1997 of a company whose customers are primarily manufacturers of semiconductor wafer processing equipment.

                      RATIOS OF EARNINGS TO FIXED CHARGES

The Company's coverage ratios for the past five years are as set forth in the following table:

                                                        YEAR ENDED DECEMBER 31
                                                       -------------------------
                                                       1992 1993 1994  1995 1996
                                                       ---- ---- ----- ---- ----
     Ratio of Earnings to Fixed Charges(a)............ 4.72 5.90 10.77 9.06 5.17

--------
(a) The ratio of earnings to fixed charges has been computed by dividing earnings available from continuing operations before fixed charges and income taxes by the fixed charges. Fixed charges consist of interest and debt expense and the portion of rental expense that is representative of the interest factor (deemed by the Company to be one-third).

                                USE OF PROCEEDS

  Unless otherwise indicated in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities primarily for the repayment of outstanding debt and for general corporate purposes.

  The Company expects that it will, on recurring basis, engage in additional financings in character and amount to be determined as the need arises.

                      DESCRIPTION OF THE DEBT SECURITIES

  The Debt Securities are to be issued under an Indenture (the "Indenture") to be entered into between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement will be described in such Prospectus Supplement. The following statements are subject to the detailed provisions of the Indenture; whenever particular provisions of the Indenture are referred to, such provisions are incorporated by reference as a part of the statement made, and the statement is qualified in its entirety by such reference. Whenever a defined term is referred to and not defined under "Description of the Debt Securities", the definition thereof is contained in the Indenture.

GENERAL

  The Indenture provides for the issuance from time to time of Debt Securities in an unlimited aggregate principal amount and an unlimited number of series.

  The Debt Securities are unsecured and will rank pari passu with all other unsecured and nonsubordinated debt of the Company.

  Reference is made to the applicable Prospectus Supplement for the following terms of the series of Debt Securities offered thereby: (i) the title of the Debt Securities of such series; (ii) any limit upon the aggregate principal amount of such Debt Securities; (iii) the person to whom the interest on a Debt Security of any series will be payable if not the person in whose name that Debt Security is registered on the regular record date; (iv) the date or dates on which such Debt Securities will mature; (v) the rate or rates, or the method of determination thereof, at which such Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, the date or dates such interest will be payable and the Regular Record Dates; (vi) the place or places where the principal of, premium, if any, and interest, if any, on, such Debt Securities will be payable; (vii) the periods, prices and terms and conditions upon which any such Debt Security may be redeemed, in whole or in part, at the option of the Company; (viii) any terms for redemption or repurchase pursuant to any sinking fund or analogous provision or at the option of a Holder; (ix) any terms for conversion of the Debt Securities into other securities of the Company or any other corporation at the option of a holder; (x) any terms for the attachment to such Debt Securities of warrants, options or other rights to purchase or sell stock or other securities of the Company; (xi) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities that will be payable upon acceleration of maturity (Debt Securities subject to such provisions being referred to as "Original Issue Discount Securities"); (xii) any deletions or modifications of, or additions to, the Events of Default or covenants of the Company under the Indenture with respect to such Debt Securities (including whether the covenants described below under "Certain Covenants of the Company" will not apply to such Debt Securities); (xiii) whether such Debt Securities will be issued in the form of one or more global securities (each a "Global Debt Security"); (xiv) if such Debt Securities are to be issued upon the exercise of warrants, the time, manner and place for such Debt Securities to be authenticated and delivered; and (xv) any other terms of any of such Debt Securities not inconsistent with the Indenture. (Sections 202 and 301)

  Unless otherwise specified in the applicable Prospectus Supplement, (x) the Debt Securities will be issued only in fully registered form without coupons and (y) Debt Securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple thereof. Debt Securities may bear legends required by United States Federal tax law and regulations. (Section 401)

CERTAIN COVENANTS OF THE COMPANY

 Certain Definitions Applicable to Covenants

  The term "Subsidiary" of the Company will be defined in the Indenture as a corporation at least a majority of whose outstanding Voting Stock shall at the time be owned, directly or indirectly, by the Company and/or one or more subsidiaries of the Company.

  The term "Restricted Subsidiary" will be defined as a Subsidiary of the Company which either owns a Principal Property or which had total assets that exceeded 10% of the total assets of the Company and its Subsidiaries consolidated as of the end of the most recently completed fiscal year.

  The term "Principal Property" will be defined as any real estate or any manufacturing or processing plant or warehouse owned or leased by the Company or by any Restricted Subsidiary and the gross book value of which (without deduction of any depreciation reserves) on the date as which the determination is being made exceeds 2% of Consolidated Net Tangible Assets, other than (a) properties which in the opinion of the Board of Directors are not of material importance to the Company's business as an entirety or (b) any portion of any particular property which is found by the Board of Directors not to be of material importance to the use or operation of such property.

  The term "Attributable Debt" will be defined as the total net amount of rent required to be paid during the remaining term of certain leases, discounted at the rate per annum borne by the relevant Debt Securities.

  The term "Consolidated Net Tangible Assets" will be defined as the total assets (less applicable reserves and other properly deductible items) on the balance sheet of the Company, less (a) all current liabilities and (b) goodwill, trade names, trademarks, patents, organization expenses and other like intangibles of the Company and its consolidated Subsidiaries. (Section
101)

 Restrictions on Secured Debt

  If the Company or any Restricted Subsidiary shall incur or guarantee any indebtedness for money borrowed ("Debt") secured by a mortgage, pledge or lien ("Mortgage") on any Principal Property of the Company or of any Restricted Subsidiary, or on any shares of stock or Debt of any Restricted Subsidiary, the Company will secure or cause such Restricted Subsidiary to secure the Debt Securities equally and ratably with (or, at the Company's option, prior to) such secured Debt, unless the aggregate amount of all such secured Debt, together with all Attributable Debt of the Company and its Restricted Subsidiaries with respect to sale and leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in "Restrictions on Sales and Leasebacks" below), would not exceed 15% of Consolidated Net Tangible Assets. (Section 1104)

  The above restrictions will not apply to, and there will be excluded from secured Debt in any computation under such restrictions, Debt secured by (a) Mortgages on property of, or on any shares of stock of or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary; provided, however, that such Mortgages in effect as of the date of acquisition of a Restricted Subsidiary or a business acquired by a Restricted Subsidiary shall not have been incurred in contemplation of such acquisition,
(b) Mortgages in favor of landlords and mechanics and materialmen incurred in the ordinary course of business; (c) Mortgages in favor of the Company or a Restricted Subsidiary; (d) Mortgages in favor of governmental bodies to secure progress or advance payments; (e) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money and construction Mortgages which are entered into prior to, at the time of or within 180 days after the later of acquisition or completion of construction; (f) Mortgages securing industrial revenue or pollution control bonds; (g) Mortgages made in connection with, or to secure payment of, workmen's compensation, unemployment insurance, old age pensions or other social security obligations; (h) encumbrances consisting of easements, rights of way, zoning restrictions, restrictions on the use of real property and defects and irregularities in the title thereto; (i) Mortgages in respect of certain judgements or awards in respect of which the Company or any of its Restricted Subsidiaries has maintained adequate reserves and (j) any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) though (i) inclusive; provided that, any such extended, renewed or replaced Mortgage shall be limited to the same property, stock or Debt that secured the original Mortgage. (Section 1104)

 Restrictions on Sales and Leasebacks

  Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, unless the aggregate amount of all Attributable Debt with respect to such transactions plus all Debt secured by Mortgages on Principal Properties (with the exception of secured Debt which is excluded as described in "Restrictions on Secured Debt" above) would not exceed 10% of Consolidated Net Tangible Assets. (Section 1105)

  The restrictions on sale and leaseback transactions will not apply to, and there shall be excluded from Attributable Debt in any computation under such restrictions, any sale and leaseback transaction if (a) the lease is for a period, including renewal rights, of not in excess of three years, (b) the sale or transfer of the Principal Property is made prior to, at the time of or within 180 days after its acquisition or construction, (c) the lease secures or relates to industrial revenue or pollution control bonds, (d) the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (e) the Company or such Restricted Subsidiary, within 180 days after the sale or transfer is completed, applies to the retirement of Funded Debt (including the Debt Securities) of the Company ranking on a parity with or senior to all the Debt Securities, or Funded Debt of a Restricted Subsidiary, or to the purchase of other property which will constitute a Principal Property of a value at least equal to the value of the Principal Property leased back, an amount not less than the greater of (i) the net proceeds of the sale of the Principal Property leased back or (ii) the fair market value of the Principal Property leased back. The amount to be applied to the retirement of Funded Debt shall be reduced by the principal amount of any debentures or notes constituting Funded Debt (including the Debt Securities) of the Company or a Restricted Subsidiary surrendered to the applicable trustee for cancellation within such 180-day period or the principal amount of Funded Debt voluntarily retired within such 180-day period; provided, that, no retirement referred to in this sentence may be effected by payment at maturity or pursuant to any mandatory prepayment provision. (Section 1105)

 Event Risk

  Except for the limitations on Secured Indebtedness and Sale and Leaseback Transactions described above, the Indenture and Debt Securities do not contain any covenants or other provisions designed to afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company.

 Limitation on Merger, Consolidation and Certain Sales of Assets

  The Company will covenant that it will not merge into or consolidate with any other corporation, or convey or transfer its properties and assets substantially as an entirety to, any person unless (a) such successor shall be a corporation organized and existing under the laws of the United States of America or any state or the District of Columbia; (b) the successor assumes on the same terms and conditions all obligations under the Debt Securities and Indenture and (c) immediately after giving effect to the transaction, there is no default, or an event which, after notice or lapse of time, or both, would become a default, under the Indenture. (Section 901) Upon any such merger, consolidation, conveyance or transfer, the successor will succeed to, and will be substituted in lieu of, the Company. (Section 902)

EXCHANGE, REGISTRATION AND TRANSFER

  Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge in connection therewith. (Section 404)

  Debt Securities may be presented for exchange as provided above, and Debt Securities (other than Book-Entry Debt Securities (as defined below under "Global Securities")) may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any additional transfer agent designated by the Company for such purpose with respect to any series of Debt

Securities and referred to in the applicable Prospectus Supplement. (Sections 404 and 1102) The Trustee will be the initial Security Registrar under the Indenture. State Street Bank and Trust Company, N.A., an affiliate of the Trustee, with offices currently located at 61 Broadway, Concourse Level, New York, New York 10006, will initially be designated as the office or agency of the Company in the Borough of Manhattan, The City of New York where Debt Securities may be presented for registration of transfer or exchange. (Section
404) The Company may at any time designate, or rescind the designation of, the Security Registrar or any additional transfer agent or approve a change in the location through which the Security Registrar or any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for each series of Debt Securities. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1102)

  In the event of any redemption in part of any series of Debt Securities, the Company will not be required to: (i) issue, register the transfer of, or exchange, Debt Securities of any series during a period beginning at the opening of business 15 Business Days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of, or exchange, any Debt Security selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part. (Section 404)

  For a discussion of restrictions on the exchange, registration and transfer of Global Debt Securities, see "Global Securities" below.

PAYMENT AND PAYING AGENTS

  Payment of principal of, premium, if any, and interest, if any, on, Debt Securities will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time. At the option of the Company, payment of any interest on Debt Securities may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register. Payment of any installment of interest on any Debt Security will be made to the person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest. (Sections 406 and 410)

  Unless otherwise indicated in the applicable Prospectus Supplement, the Trustee will be designated as the Company's Paying Agent with respect to Debt Securities, and the office of State Street Bank and Trust Company, N.A., an affiliate of the Trustee, will be the office or agency of the Company in the Borough of Manhattan, The City of New York where Debt Securities may be presented or surrendered for payment. Any other Paying Agents in the United States initially designated by the Company for the Debt Securities of a series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind that designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for each series of Debt Securities.


  All moneys deposited with the Trustee or a Paying Agent, or then held by the Company, in trust for the payment of principal of, premium, if any, and interest, if any, on, any Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall become due and payable will be repaid to the Company, or, if then held by the Company, discharged from such trust, and the holder of such Debt Security will thereafter look only to the Company for payment thereof. (Section 1103)

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part as one or more Global Debt Securities in registered, definitive form. The Global Debt Security or Securities of a series will be deposited with, or on behalf of, a depositary located in the United States (a "U.S. Depositary"). (Section 403)

  The specific terms of the depositary arrangement with respect to any Debt Securities of a series issued in global form will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements. None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Debt Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 411) The Company anticipates that the following provisions will apply to all depositary arrangements with a U.S. Depositary.

  If Debt Securities of a series are to be represented by a definitive global registered Debt Security to be deposited with or on behalf of a U.S. Depositary, such Debt Securities ("Book-Entry Debt Securities") will be represented by a definitive Global Debt Security registered in the name of the U.S. Depositary or its nominee. In such case, one or more Global Debt Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of outstanding registered Debt Securities. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Global Debt Security may not be transferred except as a whole by the U.S. Depositary for such Global Debt Security to a nominee of such U.S. Depositary, or by a nominee of such U.S. Depositary to such U.S. Depositary or another nominee of such U.S. Depositary or by such U.S. Depositary or any such nominee to a successor U.S. Depositary or a nominee of such successor. Upon the issuance of a definitive Global Debt Security registered in the name of the U.S. Depositary, the U.S. Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Book-Entry Debt Securities represented by such Global Debt Security to the accounts of institutions that have accounts with such depository or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents for the sale of such Book-Entry Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of Book-Entry Debt Securities will be limited to participants or persons that may hold interests through participants. Ownership of Book-Entry Debt Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the U.S. Depositary or its nominee for the applicable definitive Global Debt Security or by participants or persons that hold through participants. So long as the U.S. Depositary, or its nominee, is the registered owner of such global Debt Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Debt Securities represented by such Global Debt Security for all purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Debt Security must rely on the procedures of the U.S. Depositary for such Global Debt Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Company understands that under existing industry practices, if it requests any action of holders or if an owner of a beneficial interest in a Global Debt Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, the U.S. Depositary for such Global Debt Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners acting through them.

  Payment of principal of, premium, if any, and interest, if any, on Book-Entry Debt Securities will be made to the U.S. Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Debt Security representing such Book-Entry Debt Securities. Owners of Book-Entry Debt Securities will not be entitled to have such Debt Securities registered in their names in the Security Register, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. The laws of some jurisdictions required that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws impair the ability to purchase or transfer Book-Entry Debt Securities.

  The Company expects that the U.S. Depositary for Book-Entry Debt Securities of a series, upon receipt of any payment of principal of, premium, if any, or interest, if any, on, the related definitive Global Debt Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debt Security as shown on the records of such U.S. Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Debt Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

  If the U.S. Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in definitive form in exchange for the Global Debt Security representing such series of Debt Securities. In addition, the Company may, at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement, determine not to have any Debt Securities of such series represented by one or more Global Debt Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Debt Security or Securities representing such series of Debt Securities. In either instance, the Company will issue Debt Securities in definitive form, equal in aggregate principal amount to the Global Debt Securities, in such names and in such principal amounts as the U.S. Depositary for such Global Debt Securities shall request.

SATISFACTION AND DISCHARGE; DEFEASANCE

  At the request of the Company, the Indenture will cease to be in effect as to the Debt Securities of any series (except for certain obligations to register the transfer or exchange of such Debt Securities and hold monies for payment of such Debt Securities in trust) when either (a) all such Debt Securities have been delivered to the Trustee for cancellation or (b) all such Debt Securities have become due and payable or will become due and payable at their stated maturity within one year, or are to be called for redemption within one year, and the Company has deposited with the trustee in trust, money, in the currency, currencies or currency unit or units in which such Debt Securities are payable, in an amount sufficient to pay all the principal of, premium, if any, and interest, if any, on, such Debt Securities on the dates such payments are due in accordance with the terms of such Debt Securities. (Section 501)

  Unless otherwise specified in the applicable Prospectus Supplement, the Company, at its option, (a) will be Discharged after 91 days from any and all obligations in respect of any series of Debt Securities (except for certain obligations to register the transfer of or exchange Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture in respect of such series (including those described under "Certain Covenants of the Company"), in each case if the Company deposits irrevocably with the trustee in trust, money, or U.S. Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest on, such series on the dates such payments are due in accordance with the terms of such series. Among the conditions to the Company's exercising any such option, the Company is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of such series to recognize income, gain or loss for United States Federal income tax purposes and that the holders of such series will be subject to United States Federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such option had not been exercised. (Section 503)

EVENTS OF DEFAULT, NOTICE AND WAIVER

  The Indenture provides that, if an Event of Default specified therein with respect to any series of Debt Securities shall have happened and be continuing, either the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of such series (in the case of certain events of bankruptcy, insolvency and reorganization, voting as one class with all other outstanding Debt Securities) may declare the principal of all the Debt Securities of such series, together with accrued interest thereon, if any, to be immediately due and payable by notice in writing to the Company (and to the Trustee if given by the holders). (Section 602)

  Events of Default in respect of any series are defined in the Indenture as being: default for 30 days in payment of any interest installment when due; default in payment of principal of, or premium, if any on, Debt Securities of such series when due (other than any sinking fund payments) at their stated maturity, by declaration, when called for redemption or otherwise; default in the making of any sinking fund payment when due; default for 90 days after notice to the Company by the Trustee or by holders of 25% in principal amount of the outstanding Debt Securities of such series in the performance of any covenant in the Debt Securities of such series or in the Indenture with respect to Debt Securities of such series; default by the Company in the payment at final maturity, after the expiration of any applicable grace period, of debt having a principal amount then outstanding in excess of $25 million, or acceleration of the Company's obligation to pay any indebtedness in such principal amount; certain events of bankruptcy, insolvency and reorganization; and any other Event of Default provided with respect to the Debt Securities of such series, if so specified in the applicable Prospectus Supplement. No Event of Default with respect to a single series of indebtedness issued under the Indenture (and any supplemental indentures) necessarily constitutes and Event of Default with respect to any other series of indebtedness issued thereunder. (Section 601)

  The Indenture provides that the trustee will, within 90 days after the occurrence of a default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of such series notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in the payment of principal of, premium, if any, of interest, if any, on, or a sinking fund installment, if any, with respect to, any of the Debt Securities of such series, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Debt Securities of such series. The term "default" for the purpose of this provision only means the happening of any of the Events of Default specified above, except that any grace period or notice requirement is eliminated. (Section 702)

  The Indenture contains provisions entitling the Trustee, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, to be indemnified by the holders of the Debt Securities before proceeding to exercise any right or power under the Indenture at the request of holders of the Debt Securities. (Section 703)

  The Indenture provides that the holders of a majority in principal amount of the outstanding Debt Securities of any series may in certain circumstances direct the time, method and place of conducting proceedings for remedies available to the Trustee or exercising any trust or power conferred on the Trustee in respect of such series; provided that the Trustee may decline to follow any such direction if (i) such direction would involve the Trustee in personal liability or (ii) such direction would be unduly prejudicial to holders of the Debt Securities of such series not joining in such direction. (Section 612)

  The Indenture includes a covenant that the Company will file annually with the Trustee an Officers' Certificate stating whether any default exists and specifying any default that exists. (Section 1106)

  In certain cases, the holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of such series waive any past default or Event of Default with respect to the Debt Securities of such series or compliance with certain provisions of the Indenture, except a default (i) not theretofore cured in payment of the principal of, or premium, if any, or interest, if any, on, any of the Debt Securities of such series; or (ii) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of a series affected. (Section 613) The holders of a majority in principal amount of a series of outstanding Debt Securities also have certain rights to rescind any declaration of acceleration with respect to such series after all Events of Default with respect to such series not arising from such declaration shall have been cured. (Section 602)

MODIFICATION OF THE INDENTURE

  The Indenture provides that the Company and the Trustee thereunder may, without the consent of any holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding additional Events of Default, establishing the form or terms of any series of Debt Securities issued under such supplemental indentures or curing ambiguities or inconsistencies in the Indenture or making other provisions, provided such other provisions shall not adversely affect the interests of the holders of any series of Debt Securities in any material respect. (Section 1001)

  The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities of all affected series (acting as one class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of the Debt Securities of such series, except that no such supplemental indenture may, without the consent of the holders of all the outstanding Debt Securities affected thereby, among other things: (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security; (ii) reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of, any Debt Security; (iii) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon acceleration of the Maturity thereof; (iv) change any Place of Payment where, or the currency or currencies or currency unit or units in which, any Debt Security or any premium or interest thereon is payable; (v) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); (vi) affect adversely the terms, if any, of conversion of any Debt Security into stock or other securities of the Company or of any other corporation; (vii) reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture;
(viii) change any obligation of the Company, with respect to outstanding Debt Securities of a series, to maintain an office or agency in the places and for the purposes specified in the Indenture for such series; (ix) modify any of the foregoing provisions or the provisions for the waiver of certain covenants and defaults, except to increase any applicable percentage of the aggregate principal amount of outstanding Debt Securities the consent of the holders of which is required or to provide with respect to any particular series the right to condition the effectiveness of any supplemental indenture as to that series on the consent of the holders of a specified percentage of the aggregate principal amount of outstanding Debt Securities of such series or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby. (Section 1002)

WAIVER OF CERTAIN COVENANTS

  The Indenture provides that the Company may omit to comply with the restrictive covenants described above under "Certain Covenants of the Company" if the holders of not less than a majority in principal amount of all series of outstanding Debt Securities affected thereby (acting as one class) waive compliance with such restrictive covenants. (Section 1107)

MEETINGS

  The Indenture contains provisions for convening meetings of the holders of Debt Securities of any series. (Section 1401) A meeting may be called at any time by the Trustee under the Indenture, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given in accordance with "Notices" below. (Section 1402) Persons entitled to vote a majority in principal amount of the outstanding Debt Securities of a series will constitute a quorum at a meeting of holders of Debt Securities of such series, except that in the absence of a quorum, if the meeting was called by the Company or the Trustee, it may be adjourned for a period of not less than 10 days, and in the absence of a quorum at any such adjourned meeting, the meeting may be further adjourned for a period of not less than 10 days. Except for any consent which must be given by the holder of each outstanding Debt Security affected thereby, as described above under "Modification of the Indenture," and subject to the provisions described in the last sentence under this subheading, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the holders of a specified percentage, which is equal to or less than a majority, in principal amount of outstanding Debt Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series. With respect to any consent, waiver or other action which the Indenture expressly provides may be given by the holders of a specified percentage of outstanding Debt Securities of all series affected thereby (acting as one class), only the principal amount of outstanding Debt Securities of any series represented at a meeting or an adjourned meeting duly reconvened at which a quorum is present as aforesaid and voting in favor of such action will be counted for purposes of calculating the aggregate principal amount of outstanding Debt Securities of all series affected thereby favoring such action. (Section 1404)

NOTICES

  Notices to holders of Debt Securities will be given by first-class mail or by overnight courier to the addresses of such holders as they appear in the Security Register. (Section 106)

TITLE

  The Company, the Trustee and any agent of the Company or the Trustee may treat, prior to due presentment for registration of transfer, the registered owner of any Debt Security (including Debt Securities in global registered form), as the absolute owner thereof (whether or not such Debt Security shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section 407)

REPLACEMENT OF SECURITIES

  Any mutilated Debt Security will be replaced by the Company at the expense of the holder upon surrender of such mutilated Debt Security to the Security Registrar. Debt Securities that become destroyed, stolen or lost will be replaced by the Company at the expense of the holder upon delivery to the Security Registrar of evidence of the destruction, loss or theft thereto satisfactory to the Company and the Security Registrar. In the case of a destroyed, lost or stolen Debt Security, an indemnity satisfactory to the Security Registrar and the Company may be required at the expense of the holder of such Debt Security before a replacement Debt Security will be issued. (Section 405)

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

CONCERNING THE TRUSTEE

  State Street Bank and Trust Company, as successor to The First National Bank of Boston, also serves as the indenture trustee with respect to the Company's Indenture dated as of May 3, 1995, under which are issued and outstanding the Company's 6.78% Senior Notes due 2004. Boston EquiServe, L.P., a joint venture of which the Trustee is an affiliate, serves as Transfer Agent and Registrar for the Company's Common Stock. The State Street Bank and Trust Company also is a lending party to a January 22, 1997 $450,000,000 Revolving Credit Agreement among the Company and a syndicate of lending institutions.

                             PLAN OF DISTRIBUTION

  The Company may sell the Debt Securities in any of three ways: (i) through underwriters, (ii) through agents or (iii) directly to a limited number of institutional purchasers or to a single purchaser. The Prospectus Supplement with respect to each series of Debt Securities will set forth the terms of the offering of the Debt Securities of such series, including the name or names of any underwriters, the purchase price and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Debt Securities of such series may be listed.

  If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Debt Securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  The managing underwriter, on behalf of the underwriters, may engage in stabilizing transactions in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the Debt Securities so long as the stabilizing bids do not exceed a specified maximum. Such stabilizing transactions may cause the price of the Debt Securities to be higher than it would otherwise be in the absence of such transactions.

  Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If so indicated in the Prospectus Supplement, the Company will authorize agents or underwriters to solicit offers by certain types of institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

  Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

  Each series of Debt Securities will be a new issue of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 have been incorporated by reference herein in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of Amicon Bioseparations as of December 31, 1996 and for the year then ended incorporated herein by reference have been audited by Price Waterhouse L.L.P., independent accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

  The financial statements of Tylan General, Inc., as of October 31, 1996 and for the year then ended incorporated herein by reference have been audited by Ernst & Young, independent public accountants, as indicated in their report thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

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